UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 10, 2023

BYTE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40222	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

445 Park Avenue, 9th Floor

New York, NY 100223

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (917) 969-9250

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	BYTSU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BYTS	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	BYTSW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

On March 10, 2023, BYTE Acquisition Corp. (“BYTE” or the “Company”) issued a press release announcing that it has entered into a non-binding letter of intent (“LOI”) for a business combination with Airship AI Holdings, Inc. (“Airship AI”). Airship AI, a robust AI-driven edge video, sensor and data management platform for government agencies and enterprises that gathers unstructured data from surveillance cameras and sensors, applies artificial intelligence (“AI”) analytics, and provides visualization tools to improve decision making in mission critical environments.

Under the terms of the LOI, BYTE and Airship AI would be become a combined entity, with Airship AI’s existing equity holders rolling 100% of their equity into the combined public company. The proposed transaction values Airship AI at an enterprise value of $290 million. BYTE expects to announce additional details regarding the proposed business combination when a definitive merger agreement is executed.

The press release also reminds BYTE shareholders that BYTE is seeking shareholder approval of an extension of time to complete our initial business combination, from March 23, 2023, to September 25, 2023 (the “Extension”) and urges shareholders to vote in favor of the Extension.

On March 8, 2023, BYTE entered into non-redemption agreements with certain of its existing shareholders in connection with the Extension.

Shareholders who wish to withdraw their previously submitted redemption request may do so prior to the shareholder meeting by requesting that BYTE’s transfer agent return such shares. Shareholders may make such request by contacting BYTE’s transfer agent, Continental Stock Transfer & Trust Company, at 1 State Street, 30th Floor, New York, New York 10004, Attn: Mark Zimkind (e-mail: mzimkind@continentalstock.com).

Shareholders are encouraged to submit their vote for the Extension as soon as possible to ensure it is represented at the shareholder meeting. Please note that if shares are held at a brokerage firm or bank, brokers will not vote shareholders’ shares for them. Shareholders must instruct their bank or broker to cast the vote. For assistance with voting shares, please contact Morrow Sodali LLC, toll free at 1-800-662-5200, collect at 1-203-658-9400 or by email to BYTS.info@investor.morrowsodali.com.

Completion of a business combination with Airship AI is subject to, among other matters, the completion of due diligence, the negotiation of a definitive agreement providing for the transaction, satisfaction of the conditions negotiated therein and approval of the transaction by the board and shareholders of both BYTE and Airship AI. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all.

The press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Attached as Exhibit 99.2 hereto and incorporated by reference herein is an investor presentation, which will be used by BYTE with respect to the proposed business combination.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibits 99.1 and 99.2, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Current Report on Form 8-K and furnishing this information pursuant to Item 7.01, the Company makes no admission as to the materiality of any information in this Current Report on Form 8-K, including Exhibits 99.1 and 99.2, that is required to be disclosed solely by Regulation FD.

Additional Information and Where to Find It

If a legally binding definitive agreement with respect to the proposed business combination is executed, BYTE intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to BYTE’s shareholders as of a record date to be established for voting on the proposed business combination. BYTE may also file other relevant documents regarding the proposed business combination with the SEC. Shareholders will also be able to obtain copies of the registration statement and the preliminary and definitive Proxy Statement/Prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by BYTE, without charge, at the SEC’s website at www.sec.gov or by directing a request to: BYTE Acquisition Corp., 445 Park Avenue, 9th Floor, New York, NY 10022.

This communication may be deemed to be offering or solicitation material in respect of the proposed business combination, which will be submitted to the shareholders of BYTE for their consideration. BYTE urges investors, shareholders and other interested persons to carefully read, when available, the preliminary and definitive Proxy Statement/Prospectus as well as other documents filed or that will be filed with the SEC (including any amendments or supplements to the Proxy Statement/Prospectus, as applicable), in each case, before making any investment or voting decision with respect to the proposed business combination, because these documents will contain important information about BYTE, Airship AI, and the proposed business combination.

Participants in the Solicitation

BYTE and Airship AI and certain of their respective directors, executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the extension of the time that BYTE has to consummate an initial business combination and/or with respect to the proposed business combination described herein under the rules of the SEC. Information about the directors and executive officers of BYTE and Airship AI and a description of their interests in BYTE, Airship AI and the proposed business combination are set forth in BYTE’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on April 6, 2022, and/or will be contained in the registration statement and the Proxy Statement/Prospectus when available, which documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with respect to the extension of the time that BYTE has to consummate an initial business combination and/or in respect of the proposed business combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of other financial, performance and operational metrics and projections of market opportunity; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Airship AI following the proposed business combination; (3) changes in the market for Airship AI’s services and technology, and expansion plans and opportunities; (4) Airship AI’s unit economics; (5) the sources and uses of cash of the proposed business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed business combination; (7) the projected technological developments of Airship AI, (8) current and future potential commercial and customer relationships; (9) the ability to operate efficiently at scale; (10) anticipated investments in capital resources and research and development, and the effect of these investments; (11) the amount of redemption requests made by BYTE’s public shareholders; (12) the ability of the combined company to issue equity or equity-linked securities in the future; and (13) expectations related to the terms and timing of the proposed business combination . These statements are based on various assumptions, whether or not identified in this release, and on the current expectations of BYTE’s and Airship AI’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Airship AI. These forward-looking statements are subject to a number of risks and uncertainties, as set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in BYTE’s IPO prospectus, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2021, and in those documents that BYTE has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The risks and uncertainties above are not exhaustive, and there may be additional risks that neither BYTE nor Airship AI presently know or that BYTE and Airship AI currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward looking statements reflect BYTE’s and Airship AI’s expectations, plans or forecasts of future events and views as of the date of this Presentation. BYTE and Airship AI anticipate that subsequent events and developments will cause BYTE’s and Airship AI’s assessments to change. However, while BYTE and Airship AI may elect to update these forward-looking statements at some point in the future, BYTE and Airship AI specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing BYTE’s and Airship AI’s assessments as of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description of Exhibits
99.1	Press Release.
99.2	Investor Presentation.
104	Cover Page Interactive Data File - Embedded within the inline XBRL document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BYTE ACQUISITION CORP.

By:	/s/ Sam Gloor
Name:	Sam Gloor
Title:	Chief Executive Officer and Chief Financial Officer

Date: March 10, 2023

4